

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

11June 2003



03024100

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

03 JUN 30 AM 7:21

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy each of the General Announcements both dated 9 June 2003, Re: Change of Company Secretary - Appointment of Tham Tuck Chuen and Resignation of Mak Wai Chin, for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/30



Form Version 2.0

Change Of Company Secretary

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **09-06-2003 05:36:53 PM**
Reference No **AA-030609-4CDCC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Date of change	:	**09-06-2003** 
* Type of change	:	**Appointment**
* Designation	:	**Secretary**
License no.	:	**LS 0008336**
* Name	:	**Tham Tuck Chuen**
Working experience and occupation during past 5 years	:	
Remarks	:	

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

0 9 JUN 2003



Form Version 2.0

Change Of Company Secretary

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **09-06-2003 05:36:52 PM**
Reference No **AA-030609-4CDCB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Date of change	:	**09-06-2003**
* Type of change	:	**Resignation**
* Designation	:	**Secretary**
License no.	:	**LS 007093**
* Name	:	**Mak Wai Chin**
Working experience and occupation during past 5 years	:	
Remarks	:	

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

09 JUN 2003